UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number 1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Hormel Foods Corporation

Tax Deferred Investment Plan A

Financial Statements and Schedule

Years Ended October 30, 2004, and October 25, 2003

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

  Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A as of October 30, 2004, and October 25, 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 30, 2004, and October 25, 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of October 30, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 8, 2005

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 30, 2004	October 25, 2003
Assets
Cash and cash equivalents	$9,707	$635,192
Investments	241,579,761	203,826,133
Contributions receivable from Hormel Foods Corporation	87,346	91,313
Contributions receivable from participants	171,937	236,173
Net assets available for benefits	$241,848,751	$204,788,811

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 30, 2004	October 25, 2003
Additions:
Contributions from Hormel Foods Corporation	$2,181,707	$1,815,484
Contributions from participants	16,855,916	14,940,635
Employee rollover	3,823,662	17,280,739
Interest and dividend income	2,771,333	3,042,604
Assets transferred to Plan	—	627,891
	25,632,618	37,707,353

Deductions:
Distributions	11,987,491	7,324,989
Administrative expenses	219,565	191,075
	12,207,056	7,516,064

Net realized and unrealized appreciation in fair value of investments	23,634,378	13,502,976
Net additions	37,059,940	43,694,265
Net assets available for benefits at beginning of year	204,788,811	161,094,546
Net assets available for benefits at end of year	$241,848,751	$204,788,811

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 30, 2004

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering employees of Hormel Foods Corporation and certain eligible subsidiaries, who have completed six months of eligibility service.

Effective August 1, 2003, employees that have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3%). Participants that make a retirement savings election can authorize a deduction of 1% to 50% (15% prior to August 1, 2003) of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of the Internal Revenue Code (the Code). Participants may invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $650 per year.

Employee and employer contributions are always 100% vested in the participants’ plan account.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary.

Effective at the end of fiscal year 2003, the retirement savings, employer matching, and rollover accounts maintained under West Central Turkey Inc.’s 401(k) Plan were merged into the Plan.

Effective December 31, 2002, and August 1, 2003, eligible employees under Diamond Crystal Brands and Century Foods Inc., respectively, became covered under the Plan.

Effective April 27, 2003, JOTS International, Inc. and JOTS LLC were added as participating employees in the Plan. Employees of Jennie-O Turkey Store were transferred to the subsidiaries.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.5% and 5.0% as of October 30, 2004, and October 25, 2003, respectively. The average yield on the Plan’s investment contract for the years ended October 30, 2004, and October 25, 2003, was 4.5% and 5.0%, respectively. Fair value of the investment contract was estimated to be approximately 97.0% of contract value as of both October 30, 2004, and October 25, 2003. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 30, 2004, and October 25, 2003, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $23,634,378 and $13,502,976, respectively, as follows:

	2004	2003
Net appreciation (depreciation) in fair value during the year:
Nonpooled separate account	$8,119,783	$(1,841,902)
Mutual funds	2,397,119	2,151,835
Pooled separate accounts	13,117,476	13,193,043
	$23,634,378	$13,502,976

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 18% and 19% of total investments at October 30, 2004, and October 25, 2003, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 30, 2004	October 25, 2003
Nonpooled separate account:
Hormel Foods Corporation common stock	$42,403,075	$39,578,578
IBT Money Market Fund	781,027	635,982
Total nonpooled separate account	43,184,102	40,214,560

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	30,676,383	24,727,656
Moderate Growth Fund	24,563,408	18,909,783
Small Company Value Fund	12,872,433	*

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	55,957,465	51,084,029

* Investment did not equal 5% or more of the Plan’s net assets at year-end.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 30, 2004	October 25, 2003
Net assets:
Hormel Foods Corporation common stock	$2,264,065	$1,974,704
IBT Money Market Fund	41,702	31,722
Total nonparticipant-directed investments	$2,305,767	$2,006,426

	Year Ended
	October 30, 2004	October 25, 2003
Changes in net assets:
Interest and dividends	$7,859	$6,141
Net appreciation (depreciation)	420,457	(83,264)
Benefits paid to participants	(122,432)	(92,285)
Administrative expenses	—	(116)
Transfers to participant-directed investments	(6,543)	(31,217)
	$299,341	$(200,741)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970

Plan: 050

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, or Maturity Value	Current Value

Nonpooled separate account:
Hormel Stock Fund*	2,484,899 units	$43,184,102

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,957,127 units	55,957,465

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	2,579,601 units	30,676,383
Moderate Growth Fund	1,981,673 units	24,563,408
MM Small Co Value	96,086 units	12,872,433
MM Fundamental Value	111,736 units	11,683,163
MM Large Cap Value Fund	52,198 units	7,684,882
Conservative Growth Fund	547,903 units	6,848,014
MM Aggressive Growth Fund	105,701 units	5,779,550
MM Indexed Equity Fund	16,482 units	4,818,385
High Yield Fund	25,177 units	3,508,801
MM Core Bond Fund	1,662 units	2,261,921
Conservative Journey Fund	7,707 units	973,496
Total pooled separate accounts		111,670,436

Mutual funds:
Manager’s Special Equity Fund	779,951 units	8,320,201
American Funds Euro Pacific Fund	572,746 units	8,075,428
American Funds Growth R4 Fund	347,534 units	3,965,965
Total mutual funds		20,361,594

Self-directed brokerage accounts		4,570,628

Promissory notes	Various notes from participants, bearing interest at 4.71% to 12.00%, due in various installments through October 2018	5,835,536
Total assets held for investment purposes		$241,579,761

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX
DEFERRED INVESTMENT PLAN A

Date: April 28, 2005	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors.